August 10, 2005

Via EDGAR and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attention: Inessa Berenbaum
                Kyle Moffat

Re: 8x8, Inc.
       Form 10-K for Fiscal Year Ended March 31, 2005
       Filed June 14, 2005

Ladies and Gentlemen:

I have included below 8x8 Inc.'s responses to your comment letter dated July 27, 2005. We have reproduced your comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc. In connection with our responses to the Staff's comments, we acknowledge the following:

1.    8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

2.    Securities & Exchange Commission (the "Commission") Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.    8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Results of Operations
Cost of Product Revenues
  We refer to your statement that you have offered incentives to customers who purchase terminal adapters in your retail channels to offset the cost of the equipment purchased from a retailer. In accordance with EITF 00-21, a portion of Packet8 revenues is allocated to product revenues, but these revenues are less than the cost of the terminal adapters. With regard to this statement;
    Tell us the nature of incentives offered and how you account for them.
    Tell us in more detail why the product costs exceed product revenue.
    Provide us with examples showing journal entries for both the product revenue and product cost.
    Refer to the accounting literature you relied upon.

  The majority of our revenue transactions are attributable to sales processed directly on our Packet8 web site. The retail channel represented approximately 5% of our recognized revenue in fiscal 2005. Incentives offered to retail customers included:

    Rebates that provide for free months of service;
    Rebates that provide for a return of all or a portion of the equipment price paid; and
    Rebates that provide for free activation.

  The rebates were granted to incentivise a retail customer to enter into a service agreement that included the purchase of a desktop terminal adapter (DTA) at a retail location or a retailer's on-line web site. At the retail location, the customer is provided with a rebate form and directed to an 8x8 web site to purchase the Packet8 service. The rebate is used to ensure that a customer who purchases a DTA in a retail location pays approximately the same amount as a customer who signs up for service on the Packet8 web site. For example, a retail customer might pay $60 plus sales tax for a DTA at a retail store, but when they purchase the Packet8 services on our web site, they would not to have to pay an activation fee or shipping charges. All rebates processed are recorded as reductions of revenue when the revenue is recognized. If revenues allocated to the DTA product are insufficient to cover the incentive, service revenue is reduced accordingly.

  Product costs exceed product revenues because we subsidize the cost of the hardware provided to a subscriber. In direct sales to customers made from the Packet8 web site, we do not separately charge subscribers for the DTA product. We charge an activation fee and this amount is allocated to the elements of the arrangement based on relative fair values. However, the cost of the DTA exceeds the amount of new subscriber revenues allocated to product revenue. Accordingly, product costs exceed product revenues.

  Our journal entries to record product sales are set forth below, assuming the following:

    Direct sale to the new subscriber from our web site;
    DTA standard cost is $100;
    Subscriber is charged $50 when they subscribe to the service on our web site, consisting of:
      $20 - First month's service; and
      $30 - Activation fee.

JE #	Account	Debit	Credit	Description
1	Deferred COGS	100		To record the shipment of the product to
	Inventory		100	the new subscriber

2	Accounts Receivable	50		To record the billing to the new subscriber
	Deferred Revenue		50

3	Deferred Revenue	50		To recognize new subscriber revenue upon
	Product Revenue		30	expiration of the thirty day trial period.
	Service Revenue		20

4	Cost of Good Sold - Product	100		To recognize cost of goods sold upon
	Deferred Cost of Good Sold		100	expiration of the thirty day trial period.

  The basis for our accounting for new subscriber sale transactions is Staff Accounting Bulletin (SAB) No. 104 and Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21. This accounting is based on example no. 1 of EITF 00-21, as that example portrays a cellular company conducting a similar transaction.

  We note that for the year ended March 31, 2005, you reversed $75,000 of write-downs related to semiconductor product inventory and reversed approximately $120,000 of royalty and $103,000 of warranty reserves related to your former video semiconductor and PSTN videophone products as a result of changes in estimates. In this regard provide us and disclose in future filings;
    A roll-forward reconciliation of your inventory valuation account. Tell us in more detail why inventory reserves for the semiconductor product inventory were reversed in the years ended March 31, 2005 and 2004.
    A tabular reconciliation of changes in product warranty liability in accordance with paragraph 14 of FIN 45. Tell us in detail why you reversed warranty reserves in the years ended March 31, 2005 and 2004.
    Tell us the nature of royalty reserves and how you account for them. Refer to accounting literature used.

  Inventory Valuation

  Upon completion of last time purchases in connection with the end of life of our semiconductor products, we had excess inventory for which we had no forecasted demand. We wrote-down the value of the excess semiconductor inventory to zero by recording a full reserve against the value of the inventory. We note the guidance that the Staff has provided in SAB No. 99, which states: "the staff believes that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances." The inventory write-down recorded for our semiconductor products was reversed when we sold the excess inventory to third parties (the reserves were reversed in the period in which the revenue was recognized).

  A roll-forward reconciliation of our inventory reserve account is set forth below. In accordance with Accounting Research Bulletin No. 43, as interpreted by SAB No. 99, we write-down inventory to the lower of cost or market when circumstances indicate that a write-down is warranted. We maintain a reserve account solely for bookkeeping purposes to avoid having multiple standard costs for the same product and thus do not believe that presentation of a reserve roll- forward is appropriate.

Balance at April 1, 2004	$(868)
Increase in inventory reserve	(276)
Scrapped inventory	739
Sale of inventory	55
Balance at March 31, 2005	$(350)

  Warranty Reserves

  During the year ended March 31, 2004, we reversed approximately $220,000 of warranty reserves related to our video monitoring product line, which we had sold to Interlogix, Inc. (Interlogix) during the year ended March 31, 2001. Under the terms of the transaction, we had warranty obligations to repair product that we had sold to Interlogix or that we had previously sold to customers and was under warranty at the closing of the transaction. Our video monitoring products had warranty terms which ranged from twelve to twenty-four months. Under the transaction agreement, Interlogix was to notify 8x8 of any warranty claims monthly and submit an invoice for payment. We calculated an estimated exposure of approximately $222,000, based on our past experience, arising from the video monitoring products for which Interlogix could seek reimbursement. Subsequently, Interlogix did not follow the monthly submission procedure outlined in the agreements, and grouped the claims together and submitted documentation quarterly. The last invoice received from Interlogix was in fiscal 2002. In fiscal 2003, Interlogix was acquired by General Electric, and we received no further correspondence after the notice of assignment of our agreement with Interlogix. In fiscal 2005, we determined that the likelihood of Interlogix presenting a claim was significantly reduced and the accrual was no longer required under Statement of Financial Accounting Standards (SFAS) No. 5. Accordingly, we reversed the amount recorded and disclosed this in the Cost of Product Revenues section of the MD&A in our Form 10-K.

  During the year ended March 31, 2005, we reversed approximately $103,000 of warranty reserves related to our former video semiconductor and PSTN videophone products. The majority of the $103,000 reversal was comprised of an $84,000 reversal attributable to our Audacity T2U semiconductor product. The $84,000 accrual was reversed due to the expiration of the warranty periods for prior sales of the Audacity T2U product, for which we announced the end of life of in the fourth quarter of fiscal 2004. The remaining $19,000 warranty reserve reversal was attributable to our DV324 PSTN videophone product and was also reversed due to the expiration of the warranty periods for prior sales of the product. As both of these products were end-of-lifed by us, no additional product sales were made that would require warranty reserves.

  With respect to the tabular reconciliation of changes in product warranty liability in accordance with paragraph 14 of FIN 45, we respectfully inform the Staff that we have provided such disclosure in footnote no. 9 of our fiscal 2005 Form 10-K.

  Royalty Reserves

  We record royalty reserves based on contractual agreements with third parties that require us to pay royalties, generally on a per-unit basis for units shipped to customers. In addition, we record royalty reserves for royalty exposures, which we believe satisfy the criteria of paragraph 8 of SFAS No. 5. There has been substantial litigation in the communications, semiconductor, electronics, and related industries regarding intellectual property rights, and third parties claim infringement by us of their intellectual property rights. We have had experience where third parties have asserted patents against us or our customers. We believe that it is probable that we will be required to pay a royalty and the amount can be reasonably estimated.

  The royalty reserves reversed in fiscal 2005 related to an exposure identified in fiscal 2002, where we became aware that we had provided a third party's technology to our customers before we had obtained the appropriate license. We determined the exposure based on unit quantities we had shipped. The licensor did not exercise its audit rights under the technology license agreement, and did not request payment of prior period royalties. During fiscal 2005, we determined that the likelihood of the licensor asserting a claim was significantly reduced and, in accordance with SFAS No. 5, we reversed the $120,000 accrued royalty amount.

1. The Company and its Significant Accounting Policies
Concentration
  We note that at March 31, 2005, three customers accounted for 26%, 16% and 11%, respectively, of accounts receivable. We also note that in your segment reporting footnote (note 12) that no customers represented more than 10% of your total revenue in fiscal 2005 and two customers represented 26% and 16% of your total revenue in fiscal 2004. Furthermore, according to your consolidated balance sheet it appears that your allowance for doubtful account is about 6% of total accounts receivable. In this regard tell us why these three customers represent such a significant portion of accounts receivable at March 31, 2005.

  We launched our retail sales channel in the second quarter of fiscal 2004 and significantly expanded the channel in the fourth quarter of fiscal 2005. The three customers that accounted for a combined fifty three percent of our accounts receivable balance at March 31, 2005 were large national distributors that had purchased our DTA and videophone products for resale to retail store chains and on-line retailers. However, since the majority of our revenues are from our web site sales, these distributors were not in fact a large percentage of total revenues. Under our accounting policies, we defer recognition of revenue on sales to distributors where the right of return exists until products are resold to the end user and the trial period provided to the end user has expired. Accordingly, we had not recognized revenue on a majority of the sales made to these distributors, as the products had either:

    not sold through to end users; or
    sold through to end users, but the thirty day trial period provided to the end users had not expired.

9. Commitment and Contingencies
Legal Proceedings
  We note your disclosure that you are involved in various other legal matters that have arisen in the normal course of operations. We also note your disclosure in critical accounting policies stating that your current estimated range of liability related to pending intellectual property and other litigation is based on claims and exposures for which you can estimate the amount and range of loss and that you have recorded a minimum estimated liability related to those claims where there is a range of loss. Please tell us and disclose in future filings the nature of all material litigations and an estimate of the possible loss or range of loss. Refer to paragraph 9-10 of SFAS 5.

  As discussed in our response to comment No. 2 above, in accordance with SFAS No. 5, we have recorded a minimum estimated liability for an identified royalty exposure. During fiscal 2005, we had not identified any other material litigation or other intellectual property matters for which we have deemed an accrual necessary under SFAS No. 5. We have received multiple notices asserting patent infringement, but have deemed the likelihood of loss on these matters to be remote and no disclosure of the possible range of loss necessary.

10. Stockholders' Equity
1999 Nonstatutory Stock Option Plan
  We note that you recognized stock compensation expense in fiscal 2004 of $1.3 million, which was comprised of: i) $1,164,000 attributable to the change in option terms for certain employees that terminated employment, and ii) $143,000 attributed to a change in option terms for a director of the Company upon his resignation from the Board. In this regard tell us specifically what option terms changed for these employees and directors. Tell us why the change in option terms resulted in stock compensation expense. Refer to your basis in accounting literature.

  In connection with a licensing transaction between us and Leadtek Research, Inc. (Leadtek) in the third quarter of fiscal 2004, we agreed to accelerate vesting and extend the term of 8x8 common stock options held by four of our employees working on the development effort for our VIP-1 semiconductor product. Without these modifications, under the terms of the option agreements, the four employees would have had either thirty or ninety days subsequent to the termination of employment to exercise their vested stock options and forfeited the unvested options. We recorded a charge based on the intrinsic value of the options held by the four employees as compared to fair market value based on the date on which the option terms were amended. As a result, we recorded stock compensation expense of $1,164,000 in the third quarter of fiscal 2004. The basis for our accounting was Accounting Principles Board Opinion No. 25 (APB 25), as interpreted by Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44). Paragraph 32 (Question 10) of FIN 44 addresses the specific situation as it provides guidance on the accounting consequences of: "a modification that extends the life of a fixed award (for example, acceleration of vesting) or provides for an extension or renewal if a specified future separation from employment occurs." Paragraphs 34 through 36 of FIN 44 were the specific basis for our accounting.

  In January 2004, Dr. Bernd Girod resigned as a director of the Company. In recognition of his service to the Company, the Board of Directors authorized a modification of the terms of the options granted, such that fifty percent of Dr. Girod's unvested stock options became fully vested upon his resignation from the Board and were exercisable in accordance with the original option terms, either thirty or ninety days subsequent to the date he ceased to be a director. We recorded a charge based on the intrinsic value of the options held by Dr. Girod that became fully vested as a result of this modification, as compared to fair market value based on the date on which the option terms were amended. As a result, we recorded stock compensation expense of $143,000 in the fourth quarter of fiscal 2004. Paragraph 36 of FIN 44 provided the basis for our accounting for this modification.

12. Segment Reporting
  We note that you have three revenue streams, Packet8 service and equipment, semiconductors and related software, and hosted iPBX solutions. Using the guidance in paragraph 10 of SFAS 131, tell us how you determined your operating segments and describe for us the reports your Chief Operating Decision Maker reviews when assessing operating segment information. Specifically discuss the measure of profit and loss reviewed by the Chief Operating Decision Maker. If you have aggregated several operating segments into one reportable segment, tell us how that determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

  During the third quarter of fiscal 2004, we changed our internal reporting processes and determined that we had only one reportable segment. Accordingly, we ceased preparing operational data on the former segment basis. The change in internal reporting processes was consistent with the change in business focus as we were primarily focusing efforts on our Packet8 voice and video communication service. We reported our new segment structure in our Form 10-Q for the quarter ended December 31, 2003. As required by SFAS No. 131, consolidated financial statements issued by us since then have reflected modifications to our reportable segments resulting from these organizational changes, including reclassification of all comparative prior period segment information.

  Paragraph 10 and 10.b of SFAS No. 131 states: "An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance."

  Our CODM is our Chief Executive Officer and he reviews the operating results of the Company and not those of any specific product lines. We have not aggregated multiple operating segments into one reportable segment.

Consolidated Quarterly Financial Data
  Tell us why total revenue was particularly high in the quarter ended December 31, 2003. In future filings, disclose any seasonality or trend regarding revenue.

  During the quarter ended December 31, 2003, we recognized $2.3 million of revenue related to a licensing transaction with Leadtek related to the video compression semiconductor product (the VIP-1) that we had been developing. In future filings we will make appropriate disclosures regarding seasonality and other revenue trends.

  Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0924 or by fax at (408) 980-0432.

Very truly yours,

8X8, INC.

By: /s/ James Sullivan
James Sullivan
Chief Financial Officer

cc: 8x8, Inc.
    Bryan R. Martin